VIA EDGAR

February 28, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Standard Investments ETFs (File Nos. 333-198170 and 811-22986)
Request for Withdrawal of Post-Effective Amendment No. 17

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), Aberdeen Standard Investments ETFs (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 17 (“PEA 17”) to the Trust’s Registration Statement on Form N-1A. PEA No. 17 was filed with the Securities and Exchange Commission via EDGAR Accession No. 0001387131-19-003450 on May 8, 2019 for the purpose of registering the Aberdeen Standard AI Driven US Equity ETF, Aberdeen Standard AI Driven International Equity ETF, Aberdeen Standard AI Driven Emerging Markets Equity ETF, Aberdeen Standard Multi Factor US Equity ETF, Aberdeen Standard Multi Factor International Equity ETF and Aberdeen Standard Multi Factor Emerging Markets Equity ETF (collectively, the “Funds”) as new series of the Trust.

The automatic effectiveness of PEA 17 has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on January 31, 2020 (Accession No. 0001387131-20-000777) (each, a “BXT Filing” and collectively with PEA 17, the “Filings”), and is scheduled to become effective on March 1, 2020. The Trust also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Funds as series of the Trust. PEA 17 has not yet become effective and no securities have been sold in connection with the Filings.

If you have questions regarding this request, please contact the undersigned at 215.405.5770.

Sincerely,

/s/ Lucia Sitar
Lucia Sitar
Managing U.S. Counsel, Aberdeen Standard Investments